STATEMENT OF FINANCIAL CONDITION

State Street Global Markets, LLC
(a wholly-owned subsidiary of State Street Corporation)
December 31, 2025
With Report of Independent Registered Public Accounting Firm
(Confidential Pursuant to SEC Rule 17a-5(e)(3) and
CFTC Regulation 1.10(g))

State Street Global Markets, LLC
(a wholly-owned subsidiary of State Street Corporation)

Statement of Financial Condition

December 31, 2025

Contents

Facing Page and Oath or Affirmation

Report of Independent Registered Public Accounting Firm... 1

Statement of Financial Condition
Statement of Financial Condition 2
Notes to Statement of Financial Condition..3

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69862

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/2025** AND ENDING **12/31/2025**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **State Street Global Markets, LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

One Congress Street, Suite 1

(No. and Street)

Boston   **MA**   **02114**

(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

John Bambino   **(516) 316-7390**   john_bambino@statestreet.com

(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP

(Name – if individual, state last, first, and middle name)

200 Clarendon Street   **Boston**   **MA**   **02116**

(Address)   (City)   (State)   (Zip Code)

10/20/2003   **42**

(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Bambino _____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of State Street Global Markets, LLC _____ , as of 12/31 _____ , 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
Chief Financial Officer

Janis D Vail
Notary Public

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☒ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☒ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



**Shape the future
with confidence**

Ernst & Young LLP
200 Clarendon Street
Boston, MA 02116

Tel: +1 617 266 2000
Fax: +1 617 266 5843
ey.com

Report of Independent Registered Public Accounting Firm

To the Member and Board of Managers
State Street Global Markets, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of State Street Global Markets, LLC (the Company) as of December 31, 2025, and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2025, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's Auditor since 2017

February 26, 2026

State Street Global Markets, LLC
(a wholly-owned subsidiary of State Street Corporation)
Statement of Financial Condition
December 31, 2025

Assets

Cash and cash equivalents	$	465,971,758
Cash segregated in compliance with federal regulations		10,000,000
Securities segregated in compliance with federal regulations		48,978,500
Deposits with clearing organizations		126,516,702
Receivable from broker-dealers and clearing organizations		39,416,392
Receivable from customers		46,116,057
Securities borrowed from affiliate		77,625
Receivable from affiliates		3,603,938
Intangible assets (net of accumulated amortization of $5,411,250)		438,750
Deferred tax asset		166,849
Other assets		6,960,377
Total assets	$	748,246,948

Liabilities and member's equity

Liabilities:

Payable to broker-dealers and clearing organizations	$	51,060,673
Payable to customers		19,078,677
Payable to affiliates		2,361,749
Accrued tax liability		2,313,553
Other accrued expenses and liabilities		8,439,422
Total liabilities		83,254,074
Member's equity		664,992,874
Total liabilities and member's equity	$	748,246,948

The accompanying notes are an integral part of this Statement of Financial Condition.

2

State Street Global Markets, LLC

(a wholly-owned subsidiary of State Street Corporation)

Notes to Statement of Financial Condition

December 31, 2025

1. Organization and Description of Business

State Street Global Markets, LLC (the Company), a Delaware single-member limited liability company, is a wholly-owned subsidiary of State Street Corporation (the Parent). The Parent's liability is limited to the amount of its equity contribution, as shown in the Statement of Financial Condition. The Company is a U.S. Securities and Exchange Commission (SEC) registered clearing broker-dealer. The Company is a member of the Financial Industry Regulatory Authority (FINRA), the National Futures Association (NFA), the New York Stock Exchange (NYSE) and the Securities Investor Protection Corporation (SIPC). The Company is registered as an Introducing Broker with the NFA and the Commodity Futures Trading Commission (CFTC). The Company is also registered with the Australian Securities and Investments Commission (ASIC) as a foreign company and operates under a class order exemption.

The Company comprises the brokerage businesses operating within the State Street Markets and GlobalLink divisions of the Parent. The Company is engaged as a securities broker-dealer that provides several classes of services, including principal transactions and agency transactions. Transition Management is a service provided by affiliated entities to asset owners that are changing managers or restructuring a portfolio. Transactions that result from transitions may be executed through the Company. The Company offers clearing services for US and international based equity and fixed income markets.

The Company provides State Street Fund Connect (Fund Connect), an affiliated proprietary electronic fund platform, to certain investment managers, institutional funds and institutional investors. Fund Connect provides investors access to a wide range of institutional money market funds from leading providers through a single, secure interface and the ability to subscribe to and redeem such funds. Fund Connect is made available on the Global Link Platform, which is a proprietary software product made available by State Street Bank and Trust (SSBT). The Company in its relationship with Fund Connect supports omnibus trading as well as custody and fully disclosed trading models.

2. Summary of Significant Accounting Policies

The Statement of Financial Condition has been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP). Events occurring subsequent to the date of the Statement of Financial Condition were evaluated through February 26, 2026, the date the Statement of Financial Condition were issued. Significant accounting policies are as follows:

3

2. Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of the Statement of Financial Condition in conformity with U.S. GAAP requires management to make estimates and assumptions in the application of certain of our significant accounting policies that may materially affect the reported amounts of assets, liabilities, equity, revenue, and expenses. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents represent cash on deposit with a financial institution and highly liquid investments in money market mutual funds.

Cash Segregated in Compliance with Federal Regulations

Cash segregated in compliance with federal regulations consists of cash on deposit in a special reserve bank account for the exclusive benefit of customers under SEC Rule 15c3-3.

Securities Segregated in Compliance with Federal Regulations

Securities segregated in compliance with federal regulations consist of U.S. Treasury Bills deposited in a special reserve bank account for the exclusive benefit of customers under SEC Rule 15c3-3. These securities are carried at fair value.

Deposits with Clearing Organizations

Cash and securities are kept on deposit or held as collateral with various clearing organizations, and represent the balances required to be maintained in order to utilize various clearing brokers. These balances are subject to withdrawal restrictions such that the Company would be prohibited from doing business with the clearing brokers if the minimum cash or security balance on deposit is not maintained.

Receivable from and Payable to Broker-Dealers and Clearing Organizations

Receivable from broker-dealers and clearing organizations includes amounts receivable for fails to deliver, cash deposits for securities borrowed, amounts receivable from clearing organizations, and commissions receivable from broker-dealers.

Payable to broker-dealers and clearing organizations include amounts payable for fails to receive and amounts payable to clearing organizations on open transactions.

Receivable from and Payable to Customers

Receivable from customers consists of amounts owed by customers which are collateralized by securities owned by the customer and commissions earned. Payable to customers consists of amounts owed to customers pending receipt of securities and payables arising from the Company's commission management business.

2. Summary of Significant Accounting Policies (continued)

Intangible Assets

Intangible assets represent purchased assets, which can be distinguished from goodwill because of contractual rights, or because the asset is capable of being exchanged on its own or in combination with a related contract, asset, or liability. Intangible Assets reported in the Statement of Financial Condition consist of customer lists.

Finite-lived identifiable intangible assets are amortized on a straight-line basis over their estimated useful lives. Identifiable intangible assets are monitored for indications of impairment. If there is an indication that the current carrying amount of the intangible asset may not be recoverable a quantitative assessment is conducted to determine whether or not the carrying value is recoverable. Impairment is deemed to exist if the balance of the identifiable intangible asset is determined not to be recoverable. Identifiable intangible assets are reflected in the Statement of Financial Condition at cost less accumulated amortization.

Receivable from and Payable to Affiliates

The receivables from and payables to affiliates reflected in the Company's Statement of Financial Condition are described in further detail in Note 13 to the Statement of Financial Condition All outstanding balances are intended to be cash settled and are appropriately classified as receivables and payables.

The Company borrows securities when securities are needed to deliver against a settling transaction, such as a fail to deliver event. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. The initial collateral advanced has a fair value equal to or greater than the fair value of the securities borrowed. The Company monitors the fair value of the securities borrowed on a regular basis and adjusts the collateral as appropriate.

Allowance for Credit Losses

The Company recognizes an allowance for credit losses in accordance with ASC Topic 326, Financial Instruments - Credit Losses (ASC 326). ASC 326 requires immediate recognition of expected credit losses for certain financial assets and off-balance sheet commitments, including trade and other receivables, loans and commitments and other financial assets held at amortized cost at the reporting date, to be measured based on historical experience, current conditions, and reasonable and supportable forecasts. The ASC 326 credit loss was de minimis to the Financial Statements as of December 31, 2025.

Income Taxes

The Company is a disregarded single-member limited liability company for federal, state, and local corporate income tax purposes and, accordingly, was not subject to federal, state, and local corporate income taxes. The Company's results are included in the consolidated return of the Parent. The Company has computed its income tax provision on a modified separate entity basis using the liability method in accordance with relevant guidance and its intercompany tax sharing agreement. The Company pays (or receives from) the Parent for the expense (or benefit) recognized.

5

2. Summary of Significant Accounting Policies (continued)

Tax Uncertainty

In accordance with relevant accounting guidance, an entity is permitted to recognize the benefit of uncertain tax positions only where the position is "more likely than not" to be sustained in the event of examination by tax authorities based on the technical merits of the position. The maximum tax benefit recognized is limited to the amount that is greater than 50% likely to be realized upon ultimate settlement.

Recent Accounting Developments

We adopted ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, prospectively for the annual reporting period ending December 31, 2025. The standard aims to improve transparency and comparability of income tax disclosures primarily by requiring consistent and expanded disclosures related to the reconciliation of the statutory and effective tax rate and disaggregated disclosure of income taxes paid by jurisdiction. Refer to Note 4 for additional information.

3. Segment Reporting

The Company has one reportable segment as a securities broker dealer which provides several services as described in Footnote 1.

The chief operating decision maker ("CODM") is the Board of Managers. Net income, as reported in the Company's Statement of Income, is used by the CODM to assess the Company's performance and decide how to allocate resources, invest profits, retain excess net capital, or to pay its parent a dividend. Additionally, the CODM uses excess net capital (see Note 12), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment, because the CODM manages the business activities using information of the Company as a whole.

4. Income Taxes

As of December 31, 2025, the Company had deferred tax assets related to deferred tax deductions of $270,425, offset by a deferred tax liability related to intangible assets of $103,576.

Pursuant to an intercompany tax-sharing agreement with the Parent, the Company accrues federal and state tax expense (or benefit), which is also paid to or received from the Parent.

As of December 31, 2025, the Company has identified no uncertain tax positions. If there were uncertain tax positions, it is the Company's policy to record associated interest and penalties as a component of income tax expense. The earliest year open to examination is 2018.

5. Intangible Assets

No events have occurred, or circumstances have changed that would reduce the fair value of intangible assets below its carrying value.

The following table presents changes in the net carrying amount of intangible assets during the period:

	Customer Lists
Beginning Balance	$ 731,250
Amortization	(292,500)
Total	$ 438,750

The following table summarizes intangible assets as of December 31, 2025:

	Customer Lists
Gross Carrying Amount	$ 5,850,000
Accumulated Amortization	(5,411,250)
Net Carrying Amount	$ 438,750

6. Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

Financial assets and liabilities carried at fair value on a recurring basis are categorized based upon a prescribed three-level valuation hierarchy that prioritizes the inputs used to measure fair value. The three levels of inputs used to measure fair value are as follows:

Level 1 – Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market. Level 1 financial instruments include U.S. Treasury bills.

Level 2 – Financial assets and liabilities whose values are based on quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability. Level 2 financial instruments include money market mutual funds.

Level 3 – Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable in the market and significant to the overall fair value measurement. These inputs reflect management's judgment about the assumptions that a market participant would use in pricing the asset or liability, and are based on the best available information, some of which is internally developed. At December 31, 2025, there were no financial instruments classified in Level 3.

6. Fair Value of Financial Instruments (continued)

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.

The inputs or methodology used to value an investment are not necessarily an indication of the risk associated with investing in those securities.

The following table presents information about the Company's financial assets carried at fair value in the Statement of Financial Condition as of December 31, 2025:

	Quoted Market Prices in Active Markets (Level 1)	Pricing Methods with Significant Observable Market Inputs (Level 2)	Pricing Methods with Significant Unobservable Market Inputs (Level 3)	Total Net Carrying Value in Statement of Financial Condition
Assets				
Cash equivalents	$ —	$ 341,370,908	$ —	$ 341,370,908
Cash segregated in compliance with federal regulations	10,000,000	—	—	10,000,000
Securities segregated in compliance with federal regulations	48,978,500	—	—	48,978,500
Total assets carried at fair value	$ 58,978,500	$ 341,370,908	$ —	$ 400,349,408

There were no financial liabilities carried at fair value in the Statement of Financial Condition as of December 31, 2025. There were no transfers of financial assets between levels during the period ended December 31, 2025.

The fair value of highly liquid, short-term assets, including cash, securities, receivables, payables, and accrued expenses approximates their carrying value given that they are short term in nature, bear interest at current market rates, or are subject to re-pricing, generally on a daily basis.

7. Receivable from and Payable to Broker-Dealers and Clearing Organizations

At December 31, 2025, amounts receivable from and payable to broker-dealers and clearing organizations include:

Receivables:	
Securities pending settlement	$ 2,622,780
Securities failed to deliver	31,242,391
Transaction fees	2,840,046
Commissions	2,711,175
Total receivables	$ 39,416,392

Payables:	
Securities failed to receive	$ 50,658,605
Transaction fees	402,068
Total payables	$ 51,060,673

8

7. Receivable from and Payable to Broker-Dealers and Clearing Organizations (continued)

All material fails to deliver, fails to receive, and securities transactions pending settlement settled subsequent to December 31, 2025 without any adverse financial effect.

8. Receivable from and Payable to Customers

At December 31, 2025, amounts receivable from and payable to customers include:

Receivables:		
Securities pending settlement	$	46,116,057
Total receivables	$	46,116,057
Payables:		
Securities pending settlement	$	10,263,172
Commissions payable		8,815,505
Total payables	$	19,078,677

All material securities transactions pending settlement settled subsequent to December 31, 2025, without any adverse financial effect.

9. Contingencies

In the normal course of business, the Company receives requests from regulators for information and is subject to regulatory examinations. These examinations may result in fines or penalties. The Company does not expect the outcome of any pending examinations to have a material impact to the financial position, operations, or regulatory capital of the Company.

10. Concentration Risk

The Company provides investment and related services to a diverse group of customers, including institutional investors and broker-dealers. The Company's exposure to risk associated with these transactions is measured on an individual customer or counterparty basis. To reduce the potential for risk concentration, credit limits are established and continually monitored in light of changing customer and market conditions.

11. Risk Management

Customer Activities and Credit Risk

In the normal course of business, the Company's activities involve the execution and the settlement of customer securities transactions. These activities may expose the Company to risk in the event the customer is unable to fulfill its contractual obligation. Credit risk represents the maximum potential loss the Company faces due to the possible nonperformance by customers. The Company's customer securities activities are transacted on a delivery versus payment basis. In delivery versus payment transactions, the Company is exposed to risk of loss in the event of the customer's or broker's inability to meet the terms of their contracts.

11. Risk Management (continued)

Customer Activities and Credit Risk (continued)

The Company may be required to complete transactions at prevailing market prices, should any customer or broker fail to perform on their obligations. In addition, the Company has entered into indemnification agreements with certain clearing organizations whereby the Company has agreed to compensate the clearing organizations for any damages or losses caused by a customer introduced by the Company. The Company does not extend credit to customers in the form of margin accounts and generally settles securities transactions on its customers' behalf on a delivery versus payment/receive versus payment basis. The Company's exposure to credit risk can be directly impacted by volatile securities markets that may impair the ability of counterparties to satisfy their contractual obligations.

The Company seeks to manage its credit risk through a variety of reporting and control procedures, and by applying uniform credit standards maintained for all activities with credit risk.

Liquidity Risk

The Company holds a significant portion of its assets in cash and short-term highly liquid money market instruments. As of December 31, 2025, total cash held was $124,600,850 and money market instruments were $341,370,908 which represents 62% of total assets. These assets are represented in Cash and Cash Equivalents on the Statement of Financial Condition.

The Company monitors its available Cash and Cash Equivalents to ensure sufficient liquidity to meet operating needs. All bank accounts and depository accounts are monitored intraday to ensure sufficient funding to comply with the securities clearing regulations. Additionally, the Company has an uncommitted, unsecured line of credit with the State Street Intermediate Funding (SSIF) entity to draw down upon to provide liquidity based upon the funding need of the entity and described in further detail in Note 13 to the Statement of Financial Condition. The Company also has a $5,000,000 uncommitted secured line of credit with Euroclear bank.

Market Risk

Market risk is the potential loss the Company may incur as a result of changes in the market or fair value of a particular financial instrument. All financial instruments are subject to market risk. The Company's exposure to market risk is determined by a number of factors, including size, duration, composition, and diversification of positions held, as well as market volatility and liquidity. The Company manages market risk by setting, monitoring, and adhering to risk limits.

Exchange Member Guarantees

The Company is a member of exchanges that trade and clear securities transactions. Associated with these memberships, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligation to the exchange.

Although the rules governing different exchange memberships vary, in general, the Company's guarantee obligations would arise only if the exchange had previously exhausted its resources.

11. Risk Management (continued)

Exchange Member Guarantees (continued)

In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the Statement of Financial Condition for these agreements and believes that any potential requirement to make payments under these agreements is remote.

Other Guarantees

In the normal course of business, certain activities of the Company involve the execution and clearance of customer securities transactions through a clearing broker. These activities may expose the Company to off-balance-sheet risk in the event a customer is unable to fulfill its contractual obligation since, pursuant to the clearing agreement, the Company has agreed to indemnify the clearing brokers without limit for losses that the clearing brokers may sustain from the clients introduced by the Company. However, the transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through the settlement date.

As a result of the settlement of these transactions, there were no amounts to be indemnified to clearing brokers for these customer accounts at December 31, 2025.

12. Regulatory Requirements

As a registered broker-dealer and introducing broker, the Company is subject to the higher of the net capital requirements of the SEC's Uniform Net Capital Rule under Rule 15c3-1 of the Securities Exchange Act of 1934 (Rule 15c3-1) and the CFTC's Rule 1.17 (Rule 1.17), respectively. The Company has elected to use the alternative method of computing regulatory net capital requirements provided for in Rule 15c3-1. Under the alternative method permitted by Rule 15c3-1, the Company must maintain net capital equal to the greater of 2% of aggregate customer-related debit items, as defined, or $250,000. At December 31, 2025, the Company's net capital was $521,152,011 which was $520,040,504 in excess of the required net capital of $1,111,507 under Rule 15c3-1.

Under clearing arrangements with its clearing brokers, the Company is required to maintain certain minimum levels of net capital to comply with other financial ratio requirements. At December 31, 2025, the Company was in compliance with all such requirements.

In accordance with the requirements of the SEC's Customer Protection: Reserves and Custody of Securities under Rule 15c3-3, the Company has segregated cash of $10,000,000 and U.S. Treasury bills with a fair value of $48,978,500 in a special reserve bank account for the exclusive benefit of customers, which was in excess of its required deposit by $58,978,500.

Advances to affiliates, repayment of borrowings, dividend payments, distributions and other equity withdrawals are subject to certain notification and other provisions of Rule 15c3-1 and other regulatory bodies.

11

13. Related Party Transactions

The Company enters into transactions in the ordinary course of business with the Parent and certain other affiliated entities, which may include purchases of securities under agreements to resell, short-term financing, and deposits.

Cash and Cash Equivalents

Included in cash and cash equivalents in the Statement of Financial Condition is cash of $115,311,644 which is held on deposit at SSBT.

Funding Arrangements

The Company meets its short-term financing needs through a $1,000,000,000. uncommitted, unsecured line of credit with SSIF. As of December 31, 2025, this facility had no outstanding balance.

Securities Financing

The Company may borrow securities from SSBT to facilitate customer trading activity under security borrowing agreements on terms which permit the Company to re-pledge or re-sell the securities to others. SSBT acts as agent for its customers in these transactions to lend securities to the Company.

At December 31, 2025, securities with a fair value of $75,378 were borrowed by the Company. $77,625 of cash was given to SSBT as collateral in these securities borrowing arrangements and included in Securities borrowed from affiliate in the Statement of Financial Condition.

Fund Connect

The Company has an agreement with State Street Global Advisors Funds Management and State Street Global Advisors Funds Distributors, LLC (SSGA FD), an affiliated broker-dealer, to provide Fund Connect services in instances where SSGA FD serves as shareholder servicer. The fee agreement is based on percentage of underlying assets associated with the services provided. At December 31, 2025, $1,530,361 was included in receivable from affiliates on the Statement of Financial Condition.

The Company has an agreement with SSBT and other affiliates to provide Fund Connect information technology services for ETF order routing and reporting. The fee agreement is based on an annual charge and transaction volume. At December 31, 2025, $2,070,295 was included in Receivable from affiliates on the Statement of Financial Condition.

Portfolio Solutions

The Company attributes a portion of its Clearance and execution fees expense and fixed income trading profits/loss relating to its Portfolio Solutions business unit to certain affiliated entities. At December 31, 2025, $160,188 was included in Payable to affiliates on the Statement of Financial Condition.

13. Related Party Transactions (continued)

CF Global Trading (UK) Ltd. and CF Global (HK) Ltd.

At December 31, 2025, $80,678 was included in Payable to affiliates on the Statement of Financial Condition.

Income Taxes

The Company paid $10,891,074 of income tax expenses to the Parent as part of an intercompany tax-sharing agreement during the year ended December 31, 2025. The amount paid in 2025 includes $2,875,997 associated with the 2024 tax year. At December 31, 2025, the remaining amount payable to the Parent is $2,313,553 reflected on the Statement of Financial Condition.

13


State Street Global Markets LLC's Compliance Report

We, as members of management of State Street Global Markets LLC, (the Company) are responsible for complying with 17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers." This Compliance Report was prepared as required by 17 C.F.R. §240.17a-5(d)(3).

We are responsible for establishing and maintaining effective Internal Control Over Compliance which is defined in 17 C.F.R. §240.17a-5(d)(3)(ii) as internal controls that have the objective of providing a broker or dealer with reasonable assurance that non-compliance with 17 C.F.R. §240.15c3-1, 17 C.F.R. §240.15c3-3, 17 C.F.R. §240.17a-13 or Rule 2231of the Financial Industry Regulatory Authority (FINRA) that requires account statements to be sent to the customers of the broker or dealer (an "Account Statement Rule") will be prevented or detected on a timely basis.

We have performed an evaluation of the Company's compliance with the above requirements. Based on this evaluation, we state the following:

1) We have established and maintained Internal Control Over Compliance.
2) The Company's Internal Control Over Compliance was effective from January 1, 2025 to December 31, 2025.
3) The Company's Internal Control Over Compliance was effective as of the end of the most recent fiscal year ended December 31, 2025.
4) The Company was in compliance with 17 C.F.R. §240.15c3-1, 17 C.F.R. §240.15c3-3(e) as of the end of the most recent fiscal year ended December 31, 2025; and
5) The information the Company used to state that the Company was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e) was derived from the books and records of the Company.

_____   2/26/2026
Daniel Morgan   Date
CEO

_____   2/26/2026
John Bambino   Date
CFO



Ernst & Young LLP
200 Clarendon Street
Boston, MA 02116

Tel: +1 617 266 2000
Fax: +1 617 266 5843
ey.com

Shape the future
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Report of Independent Registered Public Accounting Firm

To the Board of Managers and Management
State Street Global Markets, LLC

We have examined the statements of State Street Global Markets, LLC (the Company), included in the accompanying State Street Global Markets, LLC's Compliance Report, that the:

(1) Company's internal control over compliance was effective during the most recent fiscal year ended December 31, 2025.
(2) Company's internal control over compliance was effective as of December 31, 2025.
(3) Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2025.
(4) Information used to state that the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records.

The Company's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing the Company with reasonable assurance that non-compliance with 17 C.F.R. §240.15c3-1, 17 C.F.R. § 240.15c3-3, 17 C.F.R. § 240.17a-13, or Rule 2231 of the Financial Industry Regulatory Authority ("FINRA") that requires account statements to be sent to the customers of the Company will be prevented or detected on a timely basis. Our responsibility is to express an opinion on the Company's statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether the Company's internal control over compliance was effective as of and during the most recent fiscal year ended December 31, 2025; the Company complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2025; and the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2025 was derived from the Company's books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating the Company's compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, the Company's statements referred to above are fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Managers, management, the SEC, FINRA, other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 26, 2026



Shape the future
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Ernst & Young LLP
200 Clarendon Street
Boston, MA 02116

Tel: +1 617 266 2000
Fax: +1 617 266 5843
ey.com

Report of Independent Registered Public Accounting Firm
on Applying Agreed-Upon Procedures

To the Board of Managers and Management of State Street Global Markets LLC:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2025. Management of State Street Global Markets, LLC (Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries.

   No findings were found as a result of applying the procedure.

2. Compared the total revenue amounts reported on the annual audited report Form X-17A-5 Part III for the fiscal year ended December 31, 2025 with the total revenue amounts reported in Form SIPC-7 for the year-ended December 31, 2025.

   No findings were found as a result of applying the procedure.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers.

   Not applicable as there were no adjustments reported in Form SIPC-7.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments.

No findings were found as a result of applying the procedure.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States). An agreed-upon procedures engagement involves the practitioner performing specific procedures that the engaging party has agreed to and acknowledged to be appropriate for the purpose of the engagement and reporting on findings based on the procedures performed. We were not engaged to, and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

As agreed, and in accordance with guidance from SIPC, for purposes of performing procedures 1 and 4 above, differences of $1 or less will not be reported in our findings. For purposes of performing procedures 2 and 3 above, differences of $25 or less will not be reported in our findings.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

Ernst + Young LLP

February 26, 2026



Ernst & Young LLP
200 Clarendon Street
Boston, MA 02116

Tel: +1 617 266 2000
Fax: +1 617 266 5843
ey.com

**Shape the future
with confidence**

Report of Independent Registered Public Accounting Firm
on Material Inadequacies required by Commodity Futures Trading Commission
Regulation 1.16

The Board of Managers and Management
State Street Global Markets, LLC

In planning and performing our audit of the financial statements and supplemental schedules (collectively "the financial statements") of State Street Global Markets (the "Company") as of and for the year ended December 31, 2025, in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control over financial reporting.

Also, as required by Regulation 1.16 of the Commodity Futures Trading Commission ("CFTC"), we have evaluated the practices and procedures followed by the Company, including consideration of control activities for safeguarding customer and firm assets. This included practices and procedures that we considered relevant to the objectives stated in Regulation 1.16 in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17. Because the Company is an introducing broker (as defined by CFTC Regulation 1.3), we did not evaluate the practices and procedures followed by the Company in making the following:

1. The daily computations of the segregation requirements of Sections 4d(a)(2) and 4d(f)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations; and

2. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC

The Company's management is responsible for establishing and maintaining internal control over financial reporting and the practices and procedures referred to in the preceding paragraph "the practices and procedures"). Two of the objectives of internal control over financial reporting and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are being executed only in accordance with management's authorization and recorded as necessary to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles. Regulation 1.16(d)(2) lists additional objectives of the practices and procedures.

Because of inherent limitations in internal control over financial reporting and the practices and procedures, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control over financial reporting exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control over financial reporting was for the limited purpose described in the preceding paragraphs and was not designed to identify all deficiencies in internal control over financial reporting that might be material weaknesses and therefore, material weaknesses may exist that were not identified.

Given these limitations, during our audit, we did not identify any deficiencies in internal control over financial reporting or control activities for safeguarding customer and firm assets that we consider to be a material weakness as of or during the year ended December 31, 2025.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the CFTC to be adequate for their purposes in accordance with the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our evaluation, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate as of December 31, 2025, to meet the CFTC's objectives.

This communication is intended solely for the information and use of the Board of Managers, management, others within the organization, the CFTC, the National Futures Association (NFA), other regulatory agencies that rely on Regulation 1.16 of the CFTC in their regulation of registered introducing brokers and is not intended to be, and should not be, used by anyone other than these specified parties.

Ernst & Young LLP

February 26, 2026